Via Facsimile and U.S. Mail
Mail Stop 4720

February 1, 2010

Mr. Michael J. Culotta
EVP & Chief Financial Officer
PharMerica Corporation
1901 Campus Place
Louisville, KY 40299

**Re: PharMerica Corporation
          Form 10-K for the Fiscal Year Ended December 31, 2008
          File No. 1-33380**

Dear Mr. Culotta:

We have completed our review of your Form 10-K and have no further comments at this time.

Sincerely,

Gus Rodriguez
Accounting Branch Chief